                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No.1)



                             The Wiser Oil Company
                             ---------------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                         (Title of Class of Securities)


                                  977284 10 8
                                  -----------
                                (CUSIP Number)


                               Bennie G. Kniffen
                             Senior Vice President
                                and Controller
                           Cross Timbers Oil Company
                        810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                 (817)870-2800
                                 -------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 25, 2000
                                 ------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

SCHEDULE 13D - Amendment No. 1

------------------------------------------------------------------------------

CUSIP No. 977284 10 8

------------------------------------------------------------------------------

 1)   Name of Reporting Persons:                     Cross Timbers Oil Company
      I.R.S. Identification No. of Above Person:     75-2347769

------------------------------------------------------------------------------

 2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------

 3)   SEC Use Only

------------------------------------------------------------------------------

 4)   Source of Funds (See Instructions)                   Not Applicable

------------------------------------------------------------------------------

 5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------

 6)   Citizenship or Place of Organization                 Delaware

------------------------------------------------------------------------------
                     7)   Sole Voting Power

     Number Of            590,000

      Shares       -----------------------------------------------------------
                     8)   Shared Voting Power
   Beneficially
                          0
     Owned By
                   -----------------------------------------------------------
       Each          9)   Sole Dispositive Power

    Reporting             590,000

      Person       -----------------------------------------------------------
                     10)  Shared Dispositive Power
       With
                          0
------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      590,000

------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount In Row (11)

      6.6%

------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      CO

------------------------------------------------------------------------------

SCHEDULE 13D - Amendment No. 1

------------------------------------------------------------------------------

CUSIP No. 977284 10 8

------------------------------------------------------------------------------

 1)   Name of Reporting Person:                      Cross Timbers Oil Company
      I.R.S. Identification No. of Above Person:     75-2613610

------------------------------------------------------------------------------

 2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------

 3)   SEC Use Only

------------------------------------------------------------------------------

 4)   Source of Funds (See Instructions)                   Not Applicable


------------------------------------------------------------------------------

 5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------

 6)   Citizenship or Place of Organization                 Delaware


------------------------------------------------------------------------------
                     7)   Sole Voting Power

     Number Of            0

      Shares       -----------------------------------------------------------
                     8)   Shared Voting Power
   Beneficially
                          0
     Owned By
                   -----------------------------------------------------------
       Each          9)   Sole Dispositive Power

    Reporting             0

      Person       -----------------------------------------------------------
                     10)  Shared Dispositive Power
       With
                          0
------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      0

------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)

      0%

------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      CO

------------------------------------------------------------------------------

Only the information reported for the following Items in this Amendment No. 1 to
Schedule 13D are amended from the initial filing on Schedule 13D dated October 6, 1998 (the initial Schedule 13D being referred to herein as "the Schedule 13D"). Unless specifically hereby amended, the information in the Schedule 13D remains unchanged. Unless otherwise defined herein, all defined terms used herein have the same meaning as in the Schedule 13D.

Item 2.   Identity and Background

          Item 2 is hereby amended as follows:

          On October 1, 1999, J. Richard Seeds retired from Cross Timbers as Executive Vice President and Director. Effective October 1, 1999, Louis G. Baldwin was elected Executive Vice President and Chief Financial Officer, Keith
A. Hutton was elected Executive Vice President - Operations, and Vaughn O. Vennerberg, II was elected Executive Vice President - Administration. On May 16, 2000, Herbert D. Simons was elected as a Director by the stockholders of Cross Timbers.

Item 4.   Purpose of Transaction

          Item 4 is hereby amended as follows:

          Cross Timbers intends to sell the remaining Common Stock that it owns from time to time.

Item 5.   Interest in Securities of the Issuer

     (a) As of May 31, 2000, Cross Timbers is deemed to beneficially own 590,000 shares of Common Stock, or approximately 6.6% of the Issuer's 8,951,965 shares outstanding at March 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for its quarter ended March 31, 2000. To Cross Timbers' and CTTC's knowledge, none of the persons listed in Schedule I to the Schedule 13D own any Common Stock.

     (b) As of May 31, 2000, CTTC has voting power or dispositive power with respect to 0 shares of Common Stock, and Cross Timbers has voting power or dispositive power with respect to 590,000 shares of Common Stock.

     (c) Cross Timbers sold the following shares of Common Stock in open market transactions:

          Date            Amount of Securities    Price per Share
          ----            --------------------    ---------------
          5/16/00               15,600              $3.209
          5/17/00               10,500                3.00
          5/18/00               23,300                3.00
          5/19/00                2,500                3.00
          5/22/00                2,500                3.00
          5/25/00               32,300               2.527

          To the best of Cross Timbers' and CTTC's knowledge, none of the persons listed in Schedule I to this Schedule 13D have effected any Common Stock transactions during the past 60 days.

     (d) No other person is known by Cross Timbers or CTTC to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by Cross Timbers or CTTC described in Item 5(a) above.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CROSS TIMBERS OIL COMPANY



Date: May 31, 2000            By: /s/ BENNIE G. KNIFFEN
                                  ------------------------------------
                                  Bennie G. Kniffen
                                  Senior Vice President and Controller



                              CROSS TIMBERS TRADING COMPANY



                              By: /s/ BENNIE G. KNIFFEN
                                  ------------------------------------
                                  Bennie G. Kniffen
                                  Senior Vice President and Controller

SCHEDULE I TO SCHEDULE 13D

     The following is a list of all executive officers of Cross Timbers and CTTC and their present principal office held. The business address for each of these executive officers is 810 Houston Street, Suite 2000, Fort Worth, Texas, 76102.

Name                               Present Principal Office Held
---------------                    ---------------------------------------------------------------
Bob R. Simpson                     Chairman of the Board of Directors and Chief Executive Officer
Steffen E. Palko                   Vice Chairman of the Board of Directors and President
Louis G. Baldwin                   Executive Vice President and Chief Financial Officer
Keith A. Hutton                    Executive Vice President - Operations
Vaughn O. Vennerberg, II           Executive Vice President - Administration
Bennie G. Kniffen                  Senior Vice President - Controller

     The following is a list of all Cross Timbers' directors (with the exception of Messrs. Simpson and Palko, who are listed above), their business address and present principal employment and employer. CTTC's directors are Messrs. Simpson and Palko, who are listed above.

Name and Business Address          Present Principal Employment and Employer
-------------------------          -----------------------------------------------------
Dr. Lane G. Collins                Professor of Accounting, Baylor University
(Advisory Director)
Hankamer School of Business
Baylor University
Waco, Texas 76798

J. Luther King, Jr.                President, Principal and Portfolio Manager/Analyst,
301 Commerce Street,               Luther King Capital Management Corporation
Suite 1600
Fort Worth, TX 76102

Jack P. Randall                    President, Randall & Dewey
16800 Greenspoint Park Drive,
Suite 380-S
Houston, Texas 77060

Scott G. Sherman                   Owner, Sherman Enterprises
777 Taylor Street,
Suite 1135
Fort Worth, Texas 76102

Herbert D. Simons                  Of Counsel, Winstead Sechrest & Minick P.C.
910 Travis Street
Suite 2400
Houston, Texas 77002